Edible Garden AG Incorporated

283 County Road 519

Belvidere, NJ 07823

May 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edible Garden AG Incorporated Registration Statement on Form S-1 (File No. 333-278967)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Edible Garden AG Incorporated, a Delaware corporation, hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-278967), initially filed with the U.S. Securities and Exchange Commission on April 26, 2024, as amended by Pre-Effective Amendment No. 1 filed on May 9, 2024 and Pre-Effective Amendment No. 2 filed on May 17, 2024, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on May 20, 2024 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Edible Garden AG Incorporated

By:	/s/ James E. Kras
James E. Kras Chief Executive Officer